

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3720

December 19, 2017

Jeffrey R. Gardner
President and Chief Executive Officer
Monitronics International, Inc.
1 Generic Corporation Road
Washington, D.C. 20549

> **Re: Monitronics International, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2016**
> **Filed March 13, 2017**
> **Form 10-Q**
> **Filed November 3, 2017**
> **File No. 333-110025**

Dear Mr. Gardner:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2016

Note (2) Summary of Significant Accounting Policies

Subscriber Accounts, page 40

1. Please tell us and disclose, in detail, your policies for the recognition and measurement of impairment loss of your subscriber accounts intangible asset.

Goodwill, page 41

2. Please clarify your goodwill impairment policy disclosure and tell us if your annual test for impairment is a qualitative assessment or a quantitative test. Also please indicate the

number of reporting units. With respect to your quantitative test for impairment, please tell us how you consider subscriber attrition and cash expenditures for subscriber accounts acquired.

Form 10-Q for the Fiscal Quarter Ended September 30, 2017

Note (8) Commitments, Contingencies and Other Liabilities, page 12

3. Please clarify and explain to us how you reported the $28 million litigation settlement and any anticipated insurance recovery in your financial statements.

Management's Discussion and Analysis of Financial Condition and Results of Operations

4. In a prominent discussion please provide a narrative explanation of the trends and uncertainties in your financial results and liquidity to enable readers to better understand the Company through the eyes of management. We note the Company has incurred significant losses from continuing operations and while you report net cash provided by operating activities such amounts are more than offset by the expenditures incurred to replace lost subscriber accounts. Please clearly address these circumstances and describe the steps you believe are necessary in order for the trend in losses and negative cash flows to be rectified. Clearly address the uncertainties associated with achieving positive cash flow from operations in an amount in excess of cash expended in the acquisition of subscriber accounts. In this regard, we note in the table on page 22 that subscriber accounts acquired have not been sufficient to replace the number of accounts canceled in each of the past two years ended September 30, 2017 and 2016. Please discuss the impact of MONI's significant subscriber attrition on your ability to achieve net positive cash flows from future operations less expenditures incurred to acquire new subscriber accounts.

Pre-SAC Adjusted EBITDA, page 23

5. Regarding your non-GAAP measure Pre-SAC Adjusted EBITDA, you should not present a measure that excludes normal, recurring, cash operating expenses necessary to operate your business. Also, individually tailored recognition and measurement methods should not be used. We refer you to the guidance in Questions 100.01 and 100.04 of the updated Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016. Please comply with this comment in all future filings and future earnings releases or tell us why you believe it is not necessary to do so.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Joseph M. Kempf, Senior Staff Accountant, at (202) 551-3352 or Robert S. Littlepage, Accounting Branch Chief, at (202) 551-3361, if you have questions regarding comments on the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor at (202) 551-3436, Paul Fischer, Attorney-Adviser, at (202) 551-3415 or me at (202) 551-3810 with any other questions.

                Sincerely,

                /s/ Robert S. Littlepage, for

                Larry Spirgel
                Assistant Director
                AD Office 11 – Telecommunications